April 21, 2020

Ramin Sayar
Chief Executive Officer
Sumo Logic, Inc.
305 Main Street
Redwood City, CA 94063

       Re: Sumo Logic, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted April 8, 2020
           CIK: 0001643269

Dear Mr. Sayar:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Customer Case Studies, page 109

1. You present case studies of customers that have utilized your services. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement and explain the criteria you used in selecting the profiled clients and how these clients provide a meaningful representation of your user base. Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.
 Ramin Sayar
FirstName LastNameRamin Sayar
Sumo Logic, Inc.
Comapany NameSumo Logic, Inc.
April 21, 2020
Page 21,
April 2 2020 Page 2
FirstName LastName
General

2. We refer to the graphic on the inside back cover page. Please balance the disclosure in the graphic on the back cover page by including your net loss through January 31, 2020. In addition, please clarify whether the Revenue Run Rate is calculated using monthly or quarterly results and discuss the material underlying assumptions and limitations of the figures presented.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Rezwan Pavri, Esq.